SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 8, 2016

Eltek to Report Third Quarter 2016 Financial Results on Wednesday
November 16, 2016

Management to hold a conference call at 9:30 a.m. Eastern Time

PETACH-TIKVA, Israel, November 8, 2016 Eltek Ltd. (NasdaqCM: ELTK- News), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it will release its financial results for the quarter ended September 30, 2016 on Wednesday, November 16, 2016, before the market opens. Eltek's financial results will be released over the news wires and will be posted on its corporate website at: www.nisteceltek.com.

On Wednesday, November 16, 2016 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Roberto Tulman, Deputy CEO and Chief Technology Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-281-1167
Israel:	03-9180644
International:	+972-3-9180644

                                  At:
                  9:30 a.m. Eastern Time
                  6:30 a.m. Pacific Time
                  16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation across the board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:

Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023